Skystar Bio-Pharmaceutical Company
Room 10601, Jiezuo Plaza, No. 4, Fenghui Road South
Gaoxin District, Xi’an, Shaanxi Province
People’s Republic of China
Tel: (8629) 8819-3188

August 18, 2010

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tabatha Akins, Division of Corporation Finance

Re:	Skystar Bio-Pharmaceutical Company Comment Letter Dated July 9, 2010

Dear Ms. Akins:

Set forth below is the response of Skystar Bio-Pharmaceutical Company (the “Company”) to your verbal comment to the Company’s counsel on August 17, 2010. We have reproduced the comment in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company.

1.
With respect to the Company’s response to comment number 2 in the letter from the Staff of the Securities and Exchange Commission dated July 9, 2010, please confirm that the Company will include information similar to that in the response in all future filings.

Response: The Company confirms that it will include such information in all future filings.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses your comment.  If you have further comments or questions, please do not hesitate to contact the undersigned.

Very truly yours,

Skystar Bio-Pharmaceutical Company

By:	/s/ Michael Lan
Michael Lan
Chief Financial Officer